eFFECTOR Therapeutics, Inc.

142 North Cedros Avenue, Suite B

Solana Beach, CA 92075

June 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	eFFECTOR Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-272738

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of eFFECTOR Therapeutics, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on June 26, 2023, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962, or in his absence, Anthony Gostanian of Latham & Watkins LLP at (858) 523-3969. Thank you for your assistance and cooperation in this matter.

Very truly yours,

eFFECTOR THERAPEUTICS, INC.

By:	/s/ Michael Byrnes
Michael Byrnes
Chief Financial Officer

cc:	Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP